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                                                            Filer: Buffets, Inc.
                                                          Subject: Buffets, Inc.
                                                           SEC File No.: 0-14370


Contact: FOR CAXTON-ISEMAN CAPITAL, INC.     FOR BUFFETS, INC.
         Mark A. Semer                       R. Michael Andrews, Jr.
         Kekst and Company                   E.V.P. and Chief Financial Officer
         (212) 521-4800                      (651) 994-8608


                 CAXTON-ISEMAN CAPITAL TO ACQUIRE BUFFETS, INC.
                      IN TRANSACTION VALUED AT $643 MILLION

         -- BUFFETS SHAREHOLDERS TO RECEIVE $13.85 PER SHARE IN CASH --

NEW YORK, NEW YORK AND EAGAN, MINNESOTA, JUNE 5, 2000 - Buffets, Inc. (Nasdaq:
BOCB) and Caxton-Iseman Capital, Inc., a New York-based private equity firm, today jointly announced a definitive agreement under which an affiliate of Caxton-Iseman Capital will acquire Buffets for approximately $643 million. Buffets is the owner and operator of more than 400 value-oriented restaurants in 34 states under several brand names, including Old Country Buffet and HomeTown Buffet. In 1999, Buffets posted revenues of approximately $937 million.

Under terms of the agreement, Buffets shareholders will receive $13.85 in cash for each common share.

Following completion of the transaction, Buffets will continue to be headquartered in Eagan, Minnesota, and will operate as a private company under the leadership of Kerry A. Kramp, who was recently promoted to Chief Executive Officer and who will continue to serve on the Board of Directors. Roe Hatlen, who founded Buffets in 1983 with C. Dennis Scott and has served as its Chairman since inception, will become Vice Chairman of the Board of Directors, and will act as a consultant to the company. Dennis Scott will also act as a consultant. The rest of the Buffets management team, including David Goronkin, Executive Vice President of Operations, will remain in place. Frederick J. Iseman, President of Caxton-Iseman Capital, will become Buffets' Chairman.

Mr. Hatlen said: "We believe that this agreement with Caxton-Iseman will reward shareholders while preserving a business that last year served 145 million guests throughout the country. We have been impressed with Caxton-Iseman's professionalism and look forward to working with them to close the transaction."

Mr. Kramp added: "It has been the strength of our restaurant operations and the contributions of our 27,000 talented employees that have brought Buffets to the point of making this transaction possible. The deal will reward our shareholders while permitting us to continue our focus on exceeding guests' expectations with exceptional dining value, friendly service and operational innovations."

Mr. Iseman said: "The acquisition of Buffets is consistent with Caxton-Iseman's goal of backing extraordinarily capable managers. Roe Hatlen, Dennis Scott, Kerry Kramp and their remarkable team have built the leading company in the buffet segment of the

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restaurant industry by delivering excellent food and superb customer service in a family setting for the lowest possible price. The professionalism of the organization at all levels and in all matters throughout 403 restaurants is very impressive. We wish to keep every aspect of the Buffets' quality-focused culture intact while we invest to expand nationwide."

Sentinel Capital Partners, a New York-based private equity firm, will invest alongside Caxton-Iseman Capital. David Lobel, Sentinel's Managing Partner, will join Buffets' Board of Directors. Mr. Lobel is also a director of Tony Roma's, a franchisor and operator of casual dining restaurants, and was formerly a director of Border Foods, Inc., one of the largest Taco Bell franchisees.

It is expected that following the merger, existing Buffets senior management will own approximately 16% of the common stock of the company.

A commitment for senior debt financing for the transaction has been received from Lehman Brothers Inc. and FleetBoston Robertson Stephens Inc. Committed mezzanine financing has been arranged by Credit Suisse First Boston. These financing commitments are subject to various closing conditions.

Completion of the transaction, which is expected to occur in the third quarter, is subject to various conditions, including approval by Buffets shareholders, expiration of the applicable waiting period under the Hart-Scott-Rodino Act and the receipt of financing.

A special committee of non-employee directors negotiated the transaction for Buffets. Upon recommendation of the special committee, the full Buffets Board of Directors approved the transaction yesterday. Buffets is represented by U.S. Bancorp Piper Jaffray Inc.

Caxton-Iseman Capital is a New York-based private equity firm. Its companies include Anteon Corporation, an information technology provider to the Federal government with FY 2000 revenues of approximately $550 million, Vitality Beverages, Inc., a non-carbonated beverage packing and foodservice company with FY 2000 revenues of approximately $700 million and Leisure Link Group, a leasing, service and technology provider to the U.K. pub sector with FY 2000 revenues of approximately $300 million. Caxton-Iseman's investment vehicles have current capital of $700 million.

Buffets, Inc. currently operates 403 restaurants (253 Old Country Buffet-Registered Trademark-, 126 HomeTown Buffet-Registered Trademark-, 12 Original Roadhouse Grill-SM-, 6 Granny's Buffet-Registered Trademark-, 3 Tahoe Joe's Famous Steakhouses-Registered Trademark-, 2 Country Roadhouse Buffet & Grill-Registered Trademark- and 1 Soup 'N Salad Unlimited-SM- in 34 states, and franchises 24 buffet restaurants in ten states. The company has 27,000 employees nationwide.

FORWARD-LOOKING STATEMENTS
Certain of the statements contained herein, including the time period in which the merger may be completed, are forward-looking statements of future expectations. Actual events may differ materially from these expectations due to, among other things, the receipt of required regulatory approvals.

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INFORMATION CONCERNING PARTICIPANTS
Buffets, Inc., its directors, and certain of its executive officers may be deemed to be participants in the solicitation of proxies from Buffets' shareholders to approve the merger. Please refer to Buffets' definitive proxy statement for its 2000 Annual Meeting of Shareholders for a discussion of all interests, direct or indirect, by security holdings or otherwise, of such persons in Buffets.

AVAILABILITY OF PROXY STATEMENT
All Buffets shareholders should read the proxy statement concerning the merger that Buffets will file with the SEC and mail to its shareholders. The proxy statement will contain important information that you should consider before making any decision regarding the merger. You will be able to obtain the proxy statement, as well as other filings containing information about Buffets, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the proxy statement and Buffets' SEC filings that will be incorporated by reference in the proxy statement will also be obtainable, without charge, from Buffets' Corporate Secretary.

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